Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 8, 2009

VIA EDGAR AND FEDEX

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FiberNet Telecom Group, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 28, 2008

File No. 000-24661

Dear Mr. Spirgel:

On behalf of FiberNet Telecom Group, Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated December 30, 2008 relating to the above-captioned Form 10-K. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 15, Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

1.	You have omitted required language from the fourth paragraph of the certifications. In particular, you have omitted “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” from the introductory part of the fourth paragraph. You have also omitted subpart (b) from the fourth paragraph.

Please file an amendment to your Form 10-K to provide the required certifications. The amendment can consist of a cover page, an explanatory note, a signature page, and paragraphs 1, 2, 4 and 5 of the required certifications by the principal executive officer and principal financial officer.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 8, 2009

We note the Staff’s comment and the Company will file as soon as practicable an amendment to its Form 10-K in order to provide the inadvertently omitted certifications.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 9

2.	In future filings, please provide a more detailed discussion of how the compensation committee arrived at the actual cash bonus awards and equity awards for each named executive officer for your most recently completed fiscal year. For example, in the second paragraph on page 12, you list the bonuses earned by each named executive officer without an explanation as to how and why each named executive officer earned his cash bonus. On page 12, you also discuss equity grants generally without explaining why the compensation committee awarded each named executive officer the amount of restricted stock he received. As another example, you disclose on page 10 that the cash bonuses are based upon “the achievement of objectives and Company performances.” Please disclose what specific items of corporate performance are taken into account in making your bonus decisions and how a named executive officer’s individual performance or contribution toward these specific items or corporate performance causes his or her compensation to be so structured and paid out. Also discuss the nature and significance of individual assessments and any other qualitative factors.

We note the Staff’s comment and the Company will include, as applicable, the requested information.

3.	It is not clear from your discussion the extent to which pre-determined goals are material to your compensation policies and procedures regarding annual cash bonuses. In your response letter, please explain why you have reported the annual cash bonuses as bonuses rather than non-equity incentive plan awards. In your explanation, please describe the types of pre-established goals the compensation committee establishes, the role the pre-established goals play in awarding the cash bonuses, whether there are threshold, target, or maximum amounts payable if particular goals are achieved, and the amount and types of discretion used by the compensation committee. Please refer to Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 8, 2009

We note the Staff’s comment and supplementally offer the following response. The Company reported the annual cash bonuses as bonuses rather than non-equity incentive plan awards because, as noted in Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, in order to be reported in the Non-equity Incentive Plan Compensation column (column (g)) pursuant to Item 402(c)(2)(vii), the bonus would have to be awarded pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period that does not fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. The Company does not award cash bonuses on the basis of any such plan. In addition, pre-determined, quantitative goals are not material to the Company’s policies and procedures regarding annual cash bonuses. As noted in the Company’s Definitive Proxy Statement, such bonuses are awarded essentially on the basis of a subjective assessment by the compensation committee of each named executive officer’s performance for the year. In future filings, the Company intends to clarify the disclosures in order to address this comment, including that the Company’s bonuses are not intended to be part of a non-equity incentive plan.

Closing Comments

At the request of the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 8, 2009

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,

/s/ Todd E. Mason
Todd E. Mason

cc:	Jon A. DeLuca

FiberNet Telecom Group, Inc.